UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         May, 2004

Commission File Number     0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)

Date: May 28, 2004                      By: ____"Sandra J. Hall"____ ______
                    Sandra J. Hall,
                    President, Secretary & Director

Consolidated Financial Statements
Third Quarter
March 31, 2004
(Unaudited)
(Expressed in Canadian Dollars)

EnerNorth Industries Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
	March 31, 2004	June 30, 2003
	(unaudited)	(audited	)

ASSETS
Current
Cash and cash equivalents	$2,615,162	$6,729,283
Restricted cash	791,746	1,218,070
Marketable securities	521,039	176,804
Receivables	3,447,938	6,503,464
Inventories	650,136	713,835
Unbilled revenue	590,830	1,680,806
Due from co-venturer	1,388,019	461,150
Prepaid expenses	150,431	240,725
Investment	3,365,000	-

Total current assets	13,520,301	17,724,137

Oil and gas interests (net of accumulated
depletion)	5,386,218	4,444,038
Capital assets (net of accumulated
depreciation and amortization)	3,096,078	3,166,786
Investment	-	3,500,000

	$22,002,597	$28,834,961

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$430,531	$2,036,933
Accounts payable and accrued liabilities	3,774,237	5,747,414
Due to shareholder (Note 3b)	-	402,419
Current portion of long-term debt	158,309	158,309
Deferred revenue	396,984	2,399,086
Future income tax liability	302,900	302,900
Oakwell claim (Note 4)	8,050,000	5,900,000
Total current liabilities	13,112,961	16,947,061

Long-term debt	464,067	528,020
Site Restoration	114,274	106,274
Total liabilities	13,691,302	17,581,355

Shareholders' equity
Capital stock (Note 5)	43,339,132	43,339,132
Deficit	(35,027,837)	(32,085,526)
Total shareholders' equity	$8,311,295	$11,253,606

	$22,002,597	$28,834,961

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Loss and Deficit
(Unaudited)
(Expressed in Canadian dollars)
	For the nine		For the three
	month period		month period
	ending March 31		ending March 31
	2004	2003	2004	2003

Sales	$24,554,491	$18,007,207	$7,731,978	$2,983,333
Cost of sales (including
depreciation and depletion of
$472,352; 2003 - $315,088)	21,348,235	15,653,176	7,207,910	2,573,261

Gross profit	3,206,256	2,354,031	524,068	410,072

Administrative expenses	4,054,219	3,262,392	1,699,729	1,255,540
Amortization of capital assets	92,128	60,544	42,496	20,217
Interest	80,353	117,056	20,449	37,417
Interest on long-term debt	36,456	36,169	11,535	10,966

	4,263,156	3,476,161	1,774,209	1,324,140

Loss before the following	(1,056,900)	(1,122,130)	(1,250,141)	(914,068)

Oakwell claim	(2,150,000)	-	(547,000)	-
Other income	264,589	144,195	36,718	42,389

Net loss before tax	($2,942,311)	($977,935)	($1,760,423)	($871,679)

Income taxes
Future	(160,018)	-	(461,101)	-
Utilization of loss carryforwards	160,018	-	461,101	-

-		-	-	-

Net loss	($2,942,311)	($977,935)	($1,760,423)	($871,679)

Deficit, beginning of period	(32,085,526)	(24,038,050)	(33,267,414)	(24,144,306)

Deficit, end of period	($35,027,837)	($25,015,985)	($35,027,837)	($25,015,985)

Net loss per Common Share
Net loss per share	($0.72)	($0.24)	($0.43)	($0.21)
Weighted average common shares
outstanding (thousands)	4,059	4,059	4,059	4,059

Fully Diluted net loss per Common Share
Net loss per share	antidilutive	antidilutive	antidilutive	antidilutive

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

	For the nine month period		For the three month period
	ending March 31		ending March 31
	2004	2003	2004	2003

Cash provided by (used in)

Operating activities
Net loss	($2,942,311)	($977,935)	($1,760,423)	($871,679)
Adjustments to reconcile net loss to
net cash provided by operating activities
Amortization and depletion	564,480	375,632	179,692	127,116
Oakwell claim	2,150,000	-	547,000	-
Unrealized foreign exchange
loss on investment	135,000	-	-	-
Gain on sale of marketable
securities	(14,628)	(61,165)	-	(970)

	(107,459)	(663,468)	(1,033,731)	(745,533)
Net change in non-cash working capital
Receivables	3,055,526	2,190,001	2,302,372	3,287,990
Inventories and unbilled revenue	1,153,675	1,548,499	(102,648)	38,758
Prepaid expenses	90,294	(99,404)	41,748	(45,459)
Accounts payable and
accrued liabilities	(1,973,177)	(2,555,841)	(70,132)	(1,930,513)
Restricted cash	426,324	-	426,324	-
Deferred revenue	(2,002,102)	-	(1,765,661)	-

	643,081	419,787	(201,728)	605,243

Financing activities
Bank indebtedness	(1,606,402)	(311,323)	(582,890)	(827,158)
Repayment of long term debt	(85,439)	(142,507)	858	(47,133)
Repayment to shareholders	(402,419)	(315,927)	-	(2,581)
Issue of common shares	-	1,242,400	-	(745)

	(2,094,260)	472,643	(582,032)	(877,617)

Investing activities
Purchase of capital assets	(136,867)	(102,295)	(82,616)	(53,285)
Oil and gas interests	(1,253,926)	(204,712)	(463,705)	(166,407)
Due from co-venturer	(942,542)	(992,459)	(329,771)	(31,356)
Marketable securities	(329,607)	159,854	(31,500)	(17,103)

	(2,662,942)	(1,139,612)	(907,592)	(268,151)

Increase (decrease) in cash	(4,114,121)	(247,182)	(1,691,352)	(540,525)
Cash, beginning of period	6,729,283	5,610,621	4,306,514	5,903,964

Cash, end of period	$2,615,162	$5,363,439	$2,615,162	$5,363,439

Cash, end of period consists of:
Cash	$1,359,989	$1,624,160	$1,359,989	$1,624,160
Money market funds	$1,255,173	$3,739,279	$1,255,173	$3,739,279

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Nine Month Period Ending March 31, 2004
(Expressed in Canadian Dollars)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended June 30, 2003. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements together with notes for the year ended June 30, 2003. The unaudited consolidated financial results for the nine month period ending March 31, 2004 and 2003 include the accounts of the Company and its wholly owned subsidiary M&M Engineering Limited, a Newfoundland and Labrador company, M&M’s wholly-owned subsidiary M&M Offshore Limited, a Newfoundland and Labrador company, 10915 Newfoundland Limited, 11123 Newfoundland Limited and the proportionate share of its interests in joint ventures whose business focus is construction, mechanical contracting and steel fabrication. Operating results for the nine months ended March 31, 2004 are not indicative of the results that may be expected for the full year ending June 30, 2004.

2. Segmented information

The Company's operations are separated into two distinct segments; the Industrial & Offshore Division, consisting of the consolidated operations of M&M Engineering Limited, a wholly owned subsidiary, and the Oil & Gas Division performing oil and gas exploration and production. M&M is an industrial contracting company performing fabrication and installation of process piping, installation of production equipment, steel tank erection, specialized welding services and industrial maintenance. Results for the nine month and three month periods ending March 31, 2004 and March 31, 2003 are presented in the Consolidated Statements of Segmented Information below:

For the nine months ending March 31, 2004

Industrial & Offshore		Oil & Gas	Corporate	Total

Revenue	24,189,474	365,017	-	24,554,491
Interest expense	112,707	-	4,102	116,809
Amortization and depletion	244,734	319,746	-	564,480
Net earnings (loss)	835,677	45,271	(3,823,259)	(2,942,311)
Capital assets and
oil and gas interests	3,096,078	5,386,218	-	8,482,296

For the nine months ending March 31, 2003

Industrial & Offshore		Oil & Gas	Corporate	Total

Revenue	17,534,660	472,547	-	18,007,207
Interest expense	149,505	-	3,720	153,225
Amortization and depletion	194,968	180,664	-	375,632
Net earnings (loss)	147,947	41,759	(1,167,641)	(977,935)
Capital assets and
oil and gas interests	2,766,627	4,424,126	-	7,190,753

For the three months ending March 31, 2004

Industrial & Offshore		Oil & Gas	Corporate	Total

Revenue	7,624,867	107,111	-	7,731,978
Interest expense	31,524	-	460	31,984
Amortization and depletion	96,158	83,534	-	179,692
Net earnings (loss)	(420,291)	179,792	(1,519,924)	(1,760,423)

For the three months ending March 31, 2003

Industrial & Offshore		Oil & Gas	Corporate	Total

Revenue	2,775,600	207,733	-	2,983,333
Interest expense	47,556	-	827	48,383
Amortization and depletion	67,123	59,993	-	127,116
Net earnings (loss)	(451,465)	68,416	(488,630)	(871,679)

EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Nine month period ending March 31, 2004
(Expressed in Canadian Dollars)

3.    Related Party Transactions

  (a) During the nine month period ending March 31, 2004 a director of the Company was paid US$35,000 (approximately Cdn$45,868) under a nine month consulting agreement that commenced September 1, 2003.

  (b) During the nine month period ending March 31, 2004 the Company repaid $402,419 to a shareholder and a director of the Company.

  These transactions were in the normal course of business and were measured at the exchange amount.

4.    Subsequent Events

In April 2004 the Court of Appeal of the Republic of Singapore dismissed the Company's Appeal with costs. The Appeal was related to a Judgment against the Company dated October 16, 2003 in the amount of US$5.42 million plus certain legal costs. To date, the Company has accrued Cdn$8.1 million of costs related to this Judgment.

5.    Share Capital

(a)    Authorized and Issued:

Authorized:
Unlimited number of Common Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

Issued:

Common shares
	#	Consideration

Balance, as at June 30, 2003	4,059,009	$43,339,132

Balance, as at March 31, 2004	4,059,009	$43,339,132

(b)    Common share purchase warrants outstanding consist of the following:

Exercise	Expiry	2004	2003
Price	Date	#	#

US$ 1.80	December 31, 2004	533,332	533,332

		533,332	533,332

(c)    Common share purchase options outstanding consist of the following:

Exercise	Expiry		2004	2003
Price	Date	Holder	#	#

$12.00	June 14, 2005	Consultant	-	7,000

$18.90	January 8, 2006	Directors and employees	-	91,333

			-	98,333